SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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                                 October 30, 2020

VIA EDGAR

Ms. Celeste Murphy

Ms. Courtney Lindsay

Mr. Gary Newberry

Ms. Sasha Parikh

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yatsen Holding Ltd (CIK No. 0001819580)
Registration Statement on Form F-1

Dear Ms. Murphy, Ms. Lindsay, Mr. Newberry and Ms. Parikh:

On behalf of our client, Yatsen Holding Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

To facilitate the review by the staff of the Commission (the “Staff”), we are separately delivering to the Staff today five courtesy copies of the Registration Statement, marked to show changes to the revised draft registration statement on Form F-1 confidentially submitted to the Commission on October 13, 2020, and two copies of the filed exhibits. In accordance with the Jumpstart Our Business Startups Act, as amended, the Company is, concurrently with the filing of the Registration Statement, filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the Staff.

Securities and Exchange Commission

October 30, 2020

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size on or about November 13, 2020, and to launch the road show for the offering immediately thereafter. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

*        *        *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 10-6533-2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors, Yatsen Holding Limited
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP
Daying Zhang, Esq., Partner, Latham & Watkins LLP